Exhibit 99
Risks Relating to Our Business
We have incurred significant net losses, primarily due to the current economic climate in the communications industry. Unless we are able to increase our sales or further reduce our costs, we will continue to incur net losses.
The current economic climate in the communications industry has resulted in reduced capital spending from its peak for networking products. Spending for networking products appears to have stabilized and may see a rebound, although it is not expected to return to peak levels for the foreseeable future. As a result, many of our customers continue to express uncertainty as to their future requirements. We do not expect continued substantial growth in the markets we serve. Any decline in demand for our customers’ products or a deterioration of general economic conditions in the communications industry would likely result in reduction in demand for our products and our business, operating results and financial condition would suffer.
Although we have implemented personnel reductions and other cost reduction programs, many of our costs are fixed in the near term. Consequently, we will need to generate higher revenues while containing or reducing costs and operating expenses if we are to achieve profitability. If our efforts to increase our revenues and contain our costs are not successful, we will continue to incur net losses.
Our success depends on the long-term growth of the communications industry and its use of our technologies. If these events do not occur, our net sales may decline and our business would likely be significantly harmed.
Our subsystems and components are used primarily in military, video broadcast, industrial, enterprise, metropolitan area, wide area and telecommunication networks. These markets are all subject to different drivers, which are changing and, as a result it is difficult to predict their potential size, price elasticity, or future growth rate. In addition, there is uncertainty as to the extent to which communications technologies will be used throughout these markets. Our success in generating revenue in these markets will depend on the long-term growth of these markets and their use of communications technologies. If these markets do not grow, or if the use of communications technologies in these markets does not expand, our net sales may decline and our business would likely be significantly harmed.
The market for communications equipment is changing rapidly and is dominated by several large manufacturers. Our future growth will depend, in part, upon (1) our ability to develop and introduce new products for this market and (2) the growth of the communications equipment market and (3) our ability to compete successfully in the communications industry. The growth in the market for communications equipment products and services is dependent on a number of factors, including without limitation:
•	The amount of capital expenditures by network providers

•	Regulatory and legal developments

•	Changes to capital expenditure rates by network providers

•	The addition of new customers to the market

•	End-user demand for integrated Internet, data, video, voice and other network services

We cannot predict the growth rate of the market for telecommunications equipment products and services. The economic climate in the communications industry, changes and consolidation in the service provider market and constraints on capital availability have had a material adverse effect on many of our service provider customers, causing some of these customers to go out of business and a number of other customers to substantially reduce their expansion plans and purchases.
We must develop new products and technologies as well as enhancements to existing products and technologies in order to remain competitive. If we fail to do so, our products will no longer be competitive and our net sales will decline.
The markets for our products and technologies are characterized by technological change, new and improved product introductions, changes in customer requirements and evolving industry standards. Our future success will depend to a substantial extent on our ability to develop, introduce and support new products and technologies on a successful and timely basis. If we fail to develop and deploy new products and technologies or enhancements of existing products on a successful and timely basis or we experience delays in the development, introduction or enhancement of our products and technologies, our products will no longer be competitive and our net sales will decline. The introduction of new and enhanced products may cause our customers to defer or cancel orders for existing products. In addition, a slowdown in demand for existing products ahead of a new product introduction could result in a write down in the value of inventories relating to existing products.
The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. We may not be able to identify, develop, manufacture, market or support new or enhanced products successfully, if at all, or on a timely basis. Further, our new products may be unable to gain market acceptance and we may not be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Any failure to respond to technological change would significantly harm our business.
Our products are incorporated into larger systems, which must comply with various domestic and international government regulations. If the performance of our products adversely affects our customers’ ability to comply with these requirements, we may lose these customers and our net sales will decline.
Our products are incorporated into larger systems, which must comply with various regulations and standards established by different countries, which may vary considerably. If the performance of our products contributes to our customers’ inability to comply with existing or evolving standards established by regulatory authorities or to obtain timely domestic or foreign regulatory approvals, we may lose these customers and our net sales will decline.
If our products fail to comply with evolving industry standards or alternative technologies in our markets, we may be required to make significant expenditures to redesign our products.

Typically, our products comprise only a part of an entire networking system and must comply with evolving industry standards in order to gain market acceptance. In many cases, we introduce a product before an industry standard has become widely accepted and we depend on the companies that provide other components to support industry standards as they evolve. Because industry standards do not exist in some cases at the time we are developing new products, we may develop products that do not comply with the eventual industry standard. If this occurs, we would need to redesign our products to comply with adopted industry standards. In addition, if alternative technologies were adopted as an industry standard within our target markets, we would have to dedicate significant time and resources to redesign our products to meet this new industry standard. If we are required to redesign our products, we may incur significant expenses and losses due to lack of customer demand, unusable purchased components for these products and the diversion of our engineers from future product development efforts. If we are not successful in redesigning our products or developing new products to meet new standards or any other standard that may emerge, our net sales will decline.
We are also dependent on sales to the military/aerospace industry, including U.S. and foreign government entities.
Approximately 36% of our sales for the quarter ended July 31, 2005 came from direct and indirect sales to the military/aerospace industry, which is heavily dependent on sales to U.S. and foreign government entities, either directly through contracts with such entities or indirectly through distributors and to prime contractors or subcontractors who are building systems or subsystems for them. A significant decline in U.S. and foreign government expenditures could have a material adverse effect on our sales.
Our sales cycle runs from our customers’ initial design to production for commercial sale. This cycle is long and unpredictable and may cause our net sales to decline or our operating expenses to increase.
Because of the length of our sales cycles, our ability to accurately predict the timing of our sales is limited. As a result, if sales forecasts from specific customers are not realized, we may be unable to compensate for the sales shortfall and our net sales may decline. The period of time between our initial contact with a customer and the receipt of a purchase order may span over a year or more, and varies by product and customer. During this time, customers may perform, or require us to perform extensive evaluation and qualification testing of our products. Generally, they consider a wide range of issues before committing to purchase our products, including ability to interoperate with other subsystems and components, product performance and reliability. We may incur substantial sales and marketing expenses and expend significant management effort while our potential customers are qualifying our products. Even after incurring these costs, we ultimately may not sell any or may only sell small amounts of our products to these potential customers. Consequently, if new sales do not result from our efforts to qualify our products, our operating expenses will increase.
Our customers may cease purchasing our products at any time and may cancel or defer purchases on short notice, which may cause our net sales to decline or increase our operating expenses.
We generally do not have long-term supply contracts with our customers. Sales are typically made pursuant to individual purchase orders, often with short lead times, that may be canceled or deferred by customers on short notice without significant penalty. Our customers base their orders for our products on the forecasted sales and manufacturing schedules for their own products. Our customers have in the past significantly accelerated, canceled or delayed orders for our products in response to unanticipated changes in the manufacturing schedules for their own products, and will likely do so again in the future.
If we do not decrease our manufacturing costs or increase sales of higher margin products as the average unit price of our existing products decreases, our gross margins will decline.
The average unit prices of our products frequently decrease as the products mature in response to increased competition, the introduction of new products and increased unit volumes. Most of our products are designed and manufactured in our own facilities. Accordingly, a significant portion of our cost of sales is fixed over the near term. In order to remain competitive, we must continually reduce our manufacturing costs through design and engineering changes and increases in manufacturing efficiencies. We must also continue to develop and introduce on a timely basis new products that incorporate features that can be sold at higher average selling prices. Our inability to reduce manufacturing costs or introduce new products with higher average selling prices will cause our gross margins to decline, which would significantly harm our operating results.
The market for our products is highly competitive, which may result in lost sales or lower gross margins.
The market for our products is highly competitive. For optoelectronics, we compete primarily with Agilent Technologies, Inc., Finisar Corporation, JDS Uniphase Corporation and Optical Communications Products, Inc. For fiber optics, we compete primarily with Amphenol Corporation, Molex, Inc. and Tyco International, Ltd. and numerous other smaller companies. For RF products we compete with ADC Telecommunications, Inc, Amphenol, ITT Cannon (a subsidiary of ITT Industries), Kings Electronics Co., Inc, Radiall, S.A. and numerous other companies globally. In the microwave products business, we compete with Huber+Suhner, WL Gore Associates, Inc. and a large number of smaller companies.
Many of these companies have substantially greater financial, technical, marketing and distribution resources and brand name recognition than we have. As a result, these competitors are able to devote greater resources than we can to the development, promotion, sale and support of their products. In addition, several of our competitors have large market capitalizations or cash reserves and are much better positioned than we are to acquire other companies in order to gain new technologies or products. Many of our competitors have much greater name recognition, more extensive customer bases, better-developed distribution channels and broader product offerings than we do. These companies may leverage their customer bases and broader product offerings and adopt aggressive pricing policies to gain market share. In addition, companies with diversified product offerings can better sustain an economic downturn.
We anticipate that more companies, including some of our customers, may enter the markets for our products. We may not be able to compete successfully against either current or future competitors. Competitive pressures, combined with weakening demand, may result in further price reductions, lower margins and loss of market share. In addition, some of our current and potential customers are attempting to integrate their operations by producing their own subsystems or components or acquiring one or more of our competitors, which may eliminate the need to purchase our products. Furthermore, larger companies in other related industries are developing and acquiring technologies and applying their significant resources, including their distribution channels and brand name recognition, in an effort to capture significant market share. While this trend has not historically impacted our competitive position, it may result in future decreases in our net sales.
Further, we manufacture many of our products in the United States and the United Kingdom. Our manufacturing costs are higher than the manufacturing costs of some of our competitors, particularly those located in foreign countries that benefit from lower-priced labor and government subsidies. If our current or potential future customers decide to purchase products from these lower-cost competitors, we could suffer a significant decline in our sales, which could have a material adverse effect on our business, operating results and financial condition.
We depend on suppliers for several key components. If we underestimate or overestimate our requirements for these components, our business could be significantly harmed.
We purchase several key components that are incorporated into our products from a limited number of suppliers. We have experienced shortages and delays in obtaining key components in the past and expect to experience shortages and delays in the future. These shortages and delays have typically occurred when demand within the industry has increased rapidly and exceeded the capacity of suppliers of key components in the short term. Delays and shortages also often occur in the early stages of a product’s life cycle. The length of shortages and delays in the past has varied from several days to a month. We are unable to predict the length of any future shortages or delays.
Some of our critical components used in production of certain of our products are purchased from a key supplier, which has been acquired by one of our competitors. If this supplier increases prices, reduces quantities available to us or ceases to supply us, our business and results of operations may be significantly harmed.
The inability to obtain sufficient quantities of these components that meet our quality requirements may interrupt and delay the manufacturing of our products or result in the cancellation of orders for our products. In addition, our suppliers could discontinue the manufacture or supply of these components at any time. We may not be able to identify and integrate alternative sources of supply in a timely fashion, or at all. Any transition to alternative suppliers may result in delays in shipment and increased expenses and may limit our ability to deliver products to our customers. Furthermore, if we are unable to identify an alternative source of supply, we may have to redesign or modify our products, which may cause delays in shipments, increased design and manufacturing costs and increased prices for our products.
We make forecasts for our component requirements based on anticipated product orders. Although from time to time we enter into long-term agreements for the purchase of key components, our purchases of key components are generally made on a purchase order basis. We may also maintain an inventory of limited source components to limit the potential impact of a component shortage. We may not accurately predict the demand for our products and the lead-time required to obtain key components. If we overestimate our requirements, we may have excess inventory, which may become obsolete and would increase our costs. If we underestimate our requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Either of these occurrences would significantly harm our business.
Our success depends on our ability to hire and retain qualified personnel, and if we are unable to do so, our product development efforts and customer relations will suffer.
Our products require sophisticated manufacturing, research and development, marketing and sales, and technical support. Our success depends on our ability to attract, train and retain qualified technical personnel in each of these areas. Competition for personnel in all of these areas is intense and we may not be able to hire or retain sufficient personnel to achieve our goals or support the anticipated growth in our business. The market for the highly-trained personnel we require is very competitive, due to the limited number of people available with the necessary technical skills and understanding of our products and technology. If we fail to hire and retain qualified personnel, our product development efforts and customer relations will suffer.
Our products may contain defects, which may cause us to incur significant costs, divert our attention from product development efforts and result in a loss of customers.
Our products are complex and may contain defects, particularly when first introduced or as new versions are released. Our customers integrate our subsystems and components into systems and products that they develop themselves or acquire from other vendors. As a result, when problems occur in equipment or systems into which our products have been incorporated, it may be difficult to identify the source of the problem. We may be subject to liability claims for damages related to product defects or experience manufacturing delays as a result of these defects in the future, any or all of which could be substantial. The length of any future manufacturing delays in connection with a product defect will depend on the nature of the defect, and whether we or one of our component suppliers was the source of the defect. Moreover, the occurrence of defects, whether caused by our products or technology or the products of another vendor, may result in significant customer relations problems and injury to our reputation and may impair the market acceptance of our products and technologies.
We are subject to environmental laws and other legal requirements that have the potential to subject us to substantial liability and increase our costs of doing business.
Our properties and business operations are subject to a wide variety of environmental, health and safety laws and other legal requirements, including those relating to the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous substances used in our manufacturing processes. These legal requirements may impose on us the need for additional capital expenditures or other requirements. If we fail to obtain required permits or otherwise fail to operate within these or future legal requirements, we may be required to pay substantial penalties, suspend our operations or make costly changes to our manufacturing processes or facilities. Although we believe that we are in compliance and have complied with all applicable legal requirements, we may also be required to incur additional costs to comply with current or future legal requirements.
Economic, political and regulatory risks associated with international operations may limit our sales and increase our costs of doing business abroad.

A significant portion of our sales is generated from customers located outside the United States, principally in Europe. We also operate a manufacturing facility in the United Kingdom. Sales to customers located outside of the United States were approximately 31.4% of our net sales during the quarter ending July 31, 2005 and approximately 24.2% of our net sales during the three months ended July 31, 2004. Our international operations are subject to a number of risks and uncertainties, including:
•	Difficulties in managing operations in different locations

•	Changes in foreign currency rates

•	Longer accounts receivable collection cycles

•	Difficulties associated with enforcing agreements through foreign legal systems

•	Seasonal reductions in business activities in some parts of the world, such as during the summer months in Europe

•	Trade protection measures and import and export licensing requirements

•	Changes in a specific country’s or region’s political or economic conditions

•	Potentially adverse tax consequences

•	The potential difficulty in enforcing intellectual property rights in some foreign countries

•	Acts of terrorism directed against the United States or U.S. affiliated targets
These, and other factors could adversely impact our international sales or increase our costs of doing business abroad or impair our ability to expand into international markets, and therefore could significantly harm our business.
We may pursue additional acquisitions. If we are unable to successfully integrate any businesses or technologies that we acquire in the future or are unable to realize the intended benefits of any future acquisitions, our business will be harmed.
As part of our strategy, we may pursue opportunities to buy other businesses or technologies that would complement our current products, expand our markets or enhance our technical capabilities, or that may otherwise offer growth opportunities. Our experience in acquiring other businesses and technologies is limited. Acquisitions could result in a number of financial consequences, including:
•	Use of significant amounts of cash

•	The incurrence of debt and contingent liabilities

•	Potentially dilutive issuances of equity securities

•	Large one-time write-offs

•	Amortization expenses related to intangible assets
Acquisitions also involve numerous operational risks, including:
•	Difficulties in integrating operations, products, technologies and personnel

•	Unanticipated costs or write-offs associated with the acquisition

•	Diversion of management’s attention from other business concerns

•	Diversion of capital and other resources from our existing businesses

•	Potential loss of key employees of purchased organizations

If we are unable to successfully integrate other businesses or technologies that we may acquire in the future or are unable to realize the intended benefits of any future acquisitions, our business will be harmed.
Our inability to protect our intellectual property rights would significantly impair their value and our competitive position.
We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. Although we have numerous issued patents and pending patent applications, we cannot be sure that any patents will be issued as a result of our pending patent applications or, if issued, that any patent claim allowed will be sufficiently broad to protect our technology. In addition, we cannot be sure that any existing or future patents will not be challenged, invalidated or circumvented, or that any right granted thereunder would provide us with meaningful protection of our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. We may be unable to detect the unauthorized use of our intellectual property or to take appropriate steps to enforce our intellectual property rights. Policing unauthorized use of our products and technology is difficult. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent, as do the laws of the United States. Further, enforcing our intellectual property rights could result in the expenditure of significant financial and managerial resources and the success of these efforts cannot be predicted with certainty. Litigation has been necessary and may continue to be necessary in the future to enforce our intellectual property rights. Such litigation could be costly and its outcome cannot be predicted with certainty. Our inability to adequately protect against unauthorized use of our intellectual property would significantly impair its value and our competitive position.
Various litigation matters, in which we are defendants, could result in significant monetary damages and expenses or restrictions on our ability to sell our products.
We are involved in various litigation matters that arise from time to time in the ordinary course of business. Our Annual Reports on Form 10-K and quarterly reports on Form 10-Q describe certain matters, in which we are defendants. See discussion under Part I, Item 3: “Legal Proceedings” above.
In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. From time to time, third parties may assert patent, copyright and other intellectual property rights to technologies used in our business. In addition, our rights to use our name or other trademarks are subject to challenge by others. Any claims, with or without merit, could be time-consuming, result in costly litigation, and divert the efforts of our technical and management personnel. If we are unsuccessful in defending ourselves against such claims, we could be subject to significant monetary damages and may be required to do one or more of the following: (1) stop using the challenged technology or selling our products that use or incorporate such technology, (2) attempt to obtain a license to sell or use the relevant technology, which license may not be available on reasonable terms or at all, (3) attempt to license a substitute technology on reasonable terms or (4) redesign the applicable products to avoid infringement.

In the event a claim against us were successful and we could not obtain a license to the relevant technology on acceptable terms or license a substitute technology or redesign our products to avoid infringement, our business would be significantly harmed.
Risks Relating to the Securities Markets and Ownership of Our Common Stock:
The market prices for securities of technology related companies have been volatile in recent years and our stock price could fluctuate significantly.
Our common stock has been publicly traded only since June 27, 2000. The market price of our common stock has been subject to significant fluctuations since the date of our initial public offering. These fluctuations could continue. Factors that could affect our stock price include:
•	Economic and stock market conditions generally and specifically as they may impact participants in the communications industry

•	Earnings and other announcements by, and changes in market evaluations of, participants in the communications industry

•	Changes in financial estimates and recommendations by securities analysts following our stock

•	Announcements or implementation by us or our competitors of technical innovations or new products, and

•	Strategic moves by us or our competitors, such as acquisitions
Provisions in our charter documents and Delaware law and our shareholder rights plan may delay or prevent an acquisition of our company, which could decrease the value of the shares of our common stock.
Our restated certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include the authority of our board of directors has the right to issue preferred stock without shareholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. Delaware law also imposes some restrictions on mergers and business combinations between us and any holder of 15% or more of our outstanding common stock. These provisions apply even if the offer may be considered beneficial by some shareholders. In addition, we have adopted a stockholder rights plan designed to protect Stratos and its shareholders from unfair or coercive takeover tactics.